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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
|_| Form 10-D   |_| Form N-SAR   |_| Form N-CSR

For Period Ended: January 1, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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

PART I -- REGISTRANT INFORMATION

        Rogers Corporation
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Full Name of Registrant

        N/A
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Former Name if Applicable

        One Technology Drive, P.O. Box 188
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Address of Principal Executive Office (Street and Number)

        Rogers, Connecticut    06263-0188
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company will be unable to complete all aspects of its Form 10-K for the fiscal year ended January 1, 2006 on or prior to the required filing date of March 17, 2006. This delay has been caused by the Company's having been in discussions with the Staff of the Securities and Exchange Commission in connection with the Staff's standard Comment Letter process involving previous yearly and quarterly filings of the Company. The Company has just recently resolved the open issues with the Staff and is now in the process of preparing its 2005 financial statements in accordance with the Staff's comments, including
(i) a restatement of its previously issued financial statements for the years ended December 28, 2003 and January 2, 2005 and for the quarterly period ended October 2, 2005, and (ii) an adjustment of how the Company aggregates operating segments into reportable segments.

The Company expects to file its 10-K within the 15 calendar-day extension period.


SEC 1344 (03-05)     Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.

                         (Attach Extra Sheets if Needed)



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

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Dennis Loughran                 (860)                     779-550
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            (Name)                   (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I for description of anticipated change.

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                               Rogers Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 17, 2006                    By   /s/ Dennis Loughran
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                                            Dennis Loughran
                                            Vice President Finance and Chief
                                            Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).




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

Attachment I

As previously disclosed in Forms 8-K filed as of March 3, 2006 and March 6, 2006, Rogers Corporation (the "Company") had received a standard review letter from the Securities and Exchange Commission ("SEC") as part of its periodic examination of public company disclosures. The comments related to the SEC's review of certain recent public filings.

One of the two open issues, as previously disclosed, was the Company's treatment of the 2004 fourth quarter positive tax adjustment of $5.0 million, as reported and explained in the Company's 2004 Form 10-K and March 3, 2005, press release, and the net tax charge of $0.8 million recorded in the results for 2005. These one-time, non-cash adjustments to earnings were required to properly state certain deferred income tax accounts for temporary tax differences that most likely accumulated over many years. The SEC had questioned the Company's treatment of including these amounts in earnings in 2004 and 2005 in lieu of restating prior periods by recording an increase to beginning retained earnings.

As previously disclosed, the accounting issue was first identified while the Company was completing the 2004 Form 10-K filing. At the time of the 2004 Form 10-K filing and subsequent filings, through extensive efforts undertaken in completing the filings, it was determined that the adjustments related substantially to financial periods prior to 2002. However, the exact amounts could not be definitively attributed to specific periods with absolute certainty. Therefore, the Company felt the prudent approach was to recognize the adjustments in the Company's results in the periods identified, hence the adjustment in the fourth quarter of 2004 and the subsequent adjustments in the third and fourth quarters of 2005, and to disclose the adjustments with complete transparency. The effect of these recorded adjustments is consistent with what was recently disclosed and reconciled in the Company's preliminary fourth quarter and year-end earnings press release, which was included in the Company's Form 8-K filed as of March 3, 2006.

Following further discussions with the SEC, on March 3, 2006, Rogers management concluded that the Company will restate its previously issued financial statements for the years ended December 28, 2003 and January 2, 2005 and for the quarterly period ended October 2, 2005 and that those financial statements should not be relied upon to the extent they are affected by the deferred tax issue described above. The Company will therefore restate such financial statements in its Form 10-K filing for the 2005 fiscal year ended January 1,2006.

The Company is currently in the process of finalizing the quantitative impact of this restatement on prior periods; therefore, a meaningful quantitative analysis of the restatement cannot be made at this time as the Company is still working through several material items related to this restatement to determine the appropriate periods to which it relates.



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